EXHIBIT 1.01

                               [GRAPHIC OMITTED]





                                                               November 24, 2004
Board of Directors
Chaparral Resources Inc. ("CRI")
2 Gannett Drive, Suite 418
White Plains, New York 10604
United States of America

Re:      JSC Karakudukmunai ("KKM")

Gentlemen:

This letter sets out a proposal by Nelson Resources Ltd ("NRL"), a company incorporated under the laws of Bermuda, to CRI for the future ownership of that portion of the outstanding capital stock of KKM that is currently owned by JSC KazMunayGaz ("KMG"), which is wholly owned by the Government of the Republic of Kazakhstan.

Introduction

NRL currently owns approximately sixty percent (60%) of the outstanding stock of CRI. CRI in turn owns directly or indirectly all of the outstanding capital stock of Central Asian Petroleum (Guernsey), Ltd., ("CAP-G"), a Guernsey corporation, and Korporatsiya Mangistau Terra International Limited ("MTI"), incorporated under the laws of Kazakhstan. CAP-G, MTI and KMG are the sole shareholders of KKM, owning fifty percent (50%), ten percent (10%) and forty percent (40%) respectively. KMG has indicated that its 40% interest in KKM (the "KMG Interest") is not a strategic investment and accordingly, it wishes to sell its shares in KKM. In a public announcement made by KMG on or about November 3, 2004, KMG stated that it intended to conduct a public auction (the "Auction") for the sale of the KMG Interest, with the starting price being Tenge 3.695 billion (approximately US$28.1 million) (the "Starting Price").

Pursuant to an agreement dated April 14, 1999 among the shareholders of KKM (the "Foundation Agreement"), should any shareholder (the "Selling Shareholder") wish to sell some or all of its shares to a third party, the selling shareholder is obligated to first offer the shares to the other shareholders (the "Non-Selling Shareholders"). The Non-Selling Shareholders have the right (the "First Refusal Right"), within thirty (30) days of the receipt of notice of such third party offer, to purchase the shares which are the subject of such third party offer at the same price offered by the third party.


NRL Proposal

NRL is interested in acquiring the KMG Interest should it become available at an acceptable price. NRL also understands that CRI does not have sufficient funds to purchase the KMG Interest for its own account given the Starting Price in the Auction. NRL therefore proposes that CRI shall, and shall cause CAP-G and MTI to, take the following actions:

     (a) If CRI either directly, or through CAP-G and/or MTI, receives notice from KMG pursuant to the Foundation Agreement that KMG desires to sell the KMG Interest and is therefore first offering such KMG Interest to CAP-G, MTI and/or CRI (whether at a price which has been offered by a third party pursuant to the Auction, or otherwise), then CRI will immediately inform NRL of this notice and agrees, if requested by NRL, to accept such offer, within 30 days of such notice, for such KMG Interest at a price and on terms consistent with the price and terms set forth in such notice from KMG (or on such other terms as notified to CRI by NRL).

     (b) Prior to (and thus as a condition precedent to) CRI being required to accept the offer from KMG as contemplated by clause (a) above, CRI and NRL agree to enter into an agreement (the "Purchase and Sale Agreement") whereby (x) NRL will make available to CRI (the "NRL Payment"), either directly or indirectly, the funds necessary to enable CRI to cause CAP-G and/or MTI to exercise the First Refusal Right and purchase the KMG Interest, and (y) CRI will agree to transfer and/or to cause CAP-G and MTI to transfer, such KMG Interest to NRL in repayment of the NRL Payment. It is contemplated by the parties hereto that the Purchase and Sale Agreement, which shall be negotiated in good faith, will provide that:

          (i) the NRL Payment will be sufficient to fund both (A) the exercise of the First Refusal Right; and (B) all reasonable documentation and transaction costs associated with the NRL Payment and transfer of ownership of the KMG Interest to NRL described above, including without limitation, reasonable attorneys fees associated with the negotiation and execution of the Purchase and Sale Agreement; and

          (ii) that as consideration for utilizing the First Refusal Right for the ultimate benefit of NRL, NRL will pay to CRI, upon transfer to NRL of the KMG Interest, a fee in the amount of the lower of
               (i) 3.0% (three percent) of the amount paid to KMG for the KMG Interest, and (ii) US$1,000,000 (one million US Dollars). It is understood that this fee may take the form of a sale price to NRL that is higher than the actual price paid by CRI to KMG for the KMG Interest.

     (c) CRI agrees not to, and shall cause CAP-G and MTI not to, from the date of this proposal and until the earlier of its rightful expiration or termination, waive, amend or otherwise diminish, whether directly or indirectly, any rights it may have under the Foundation Agreement, or any other documents relating to KKM, to the First Refusal Right, or to otherwise take any action which might reasonably interfere, obstruct or otherwise diminish the transactions contemplated hereby.

     (d) CRI agrees to, and to cause CAP-G and MTI to, take such other actions as reasonably requested by NRL to effect the transactions contemplated above, including (i) effecting the acquisition by CRI (whether directly or through CAP-G and/or MTI) of the KMG Interest and (ii) enforcing (at, for the avoidance of doubt, NRL's cost) the First Refusal Right to the extent KMG or any other party challenges or otherwise seeks to avoid its application or exercise.

Disclosure

Except as and to the extent required by law, without the prior written consent of the other party, neither NRL nor CRI will make, directly or indirectly, any public comment, statement, or communication with respect to, or otherwise disclose or permit the disclosure of, this proposal or of a possible transaction between the parties hereto or any of the terms, conditions, or other aspects of the transactions proposed herein. If either NRL or CRI is required by law to make any such disclosure, it must first provide to the other party the content of the proposed disclosure, the reasons that such disclosure is required by law, the time and place that the disclosure will be made, and a reasonable opportunity for the other party to comment on such proposed disclosure.

Termination

This proposal will automatically terminate on June 30, 2005. Upon termination of this proposal, the parties will have no further obligations hereunder.

Counterparts

This proposal may be executed in one or more counterparts, each of which will be deemed to be an original copy of and all of which, when taken together, will be deemed to constitute one and the same agreement.

Binding Agreement; Amendments

This proposal constitutes a binding agreement between CRI and NRL and may not be amended without the written consent of the parties hereto.

Governing Law

This proposal shall be governed by, and construed in accordance with, the laws of the State of New York, United States of America, without giving effect to any conflicts of laws principles thereof which would result in the application of the laws of another jurisdiction.

Conclusion

If you are in agreement and accept the above proposal, please acknowledge such agreement by signing the acceptance below.

Sincerely,

Nelson Resources Ltd.

By: /s/ E.N. Zana
--------------------------
Nick Zana
Chief Executive Officer

AGREED AND ACCEPTED as of November 24 , 2004:


Chaparral Resources, Inc.


By: /s/ Simon Gill
------------------
CEO